June 29, 2021

Via Email

James Rodolakis
Massachusetts Mutual Life Insurance Company
1295 State Street
Springfield, MA 01111
JRodolakis@MassMutual.com

       Re: Massachusetts Mutual Variable Annuity Separate Account 4 Registration Statement on Form N-4
               File No. 333-255824

Dear Mr. Rodolakis:

       On May 6, 2021, you filed a registration statement on Form N-4 on behalf of Massachusetts
Mutual Life Insurance Company (the    Company   ) and its separate account,
Massachusetts Mutual
Variable Annuity Separate Account 4 (the    Registrant   ). We have reviewed
the registration
statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

                                               General

1. Please advise whether there are any types of guarantees or support agreements with third
parties to support any of the Company   s obligations under the contract or
whether the Company will
be solely responsible for payment of contract benefits.

2. Please remove all brackets and provide any missing information such as the financials in your next filing with the Commission. We may have further comments.

3. Please confirm, if true, that the Company does not intend to use rate sheet supplements to update information in the prospectus.

                                             Prospectus

Page 1     Rate Sheet Prospectus Supplement

4. Please explain to us what the difference is between Withdrawal Rates and Lifetime
Guarantee Rates.



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Page 2     Rate Sheet Prospectus Supplement

5.      In the last sentence of the last paragraph, disclosure states,    The
Withdrawal Rates and the
Lifetime Guarantee Rates applicable to your Contract below will not change for the life of your
Contract.    However, disclosure above this sentence states that there are cases where withdrawal
rates can change. Please explain.

6. Please confirm that the rate sheet information describes the new withdrawal benefit.

Page 4     Key Information Table

7. In the first table, please revise the headings to conform to Item 2, Instruction 1(a) of Form
N-4. For example, some headings should be in the singular, not the plural. Please also provide hyperlinks to cross-references to conform to Item 2, Instruction 1(b) of Form N-4.

Page 11     Additional Information About Fees

8.    In the heading titled,    Annual Transaction Expenses,    please delete
 Annual.    See Item 4 of
Form N-4.

9. In the introductory sentence for the second table, disclosure states, The next table describes the fees and expenses you will pay each year during the time you own the Contract, not including
underlying Fund fees and expenses.    After that sentence, please add,    If
you choose to purchase an
optional benefit, you will pay additional charges, as shown below.    See Item
4 of Form N-4.

10. In the second table, please revise the headings to conform to Item 4 of Form N-4. For
example, please use headings, such as    Annual Contract Expenses,       Base
Contract Expenses (as a
percentage of average account value,    and    Optional Benefit Expenses (as a
percentage of benefit
base or other (e.g., average account value)),    or explain why different
headings are appropriate.

11.    In the table titled,    Total Annual Fund Operating Expenses,    please
list costs without
reimbursement. See Item 4, Instructions 16 and 17 of Form N-4.

Page 12     Examples

12.   Please present the column titled,    Maximum Expense    first and the
column titled,    Current
Expenses    second. See Item 4, Instruction 5 of Form N-4.

Page 23     Purchase Payments

13.     In the last sentence of the second paragraph, disclosure states,    If
RetirePay is in effect with
your Contract, you are subject to the restrictions on additional Purchase Payments under the
RetirePay Benefit Base provisions.    Please clarify whether this statement
covers all contracts,
including RetirePay, subject to restrictions, or whether it only applies to a contractholder who has selected RetirePay (i.e., do you expect that all contractholders will select?).



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Page 41     MassMutual RetirePay

14. Please confirm that the contract value cannot go to zero through withdrawals that are not excess withdrawals and that the contractholder will continue to receive a lifetime withdrawal benefit. Also, please consider making this section more prominent (e.g., bold font).

Page 42     Rate Sheet Comparison Process

15.     In the first line, disclosure states,    Subject to satisfying the Rate
Sheet Eligibility Conditions
established in the applicable Rate Sheet, if after your application submit date and prior to your issue date, a subsequent Rate Sheet is issued with only beneficial changes to the RetirePay Terms, the
subsequent Rate Sheet will apply.    Please add disclosure that explains what
you mean by
   beneficial.

Page 44     Payments During the Settlement Phase

16. Please supplementally explain the rationale behind the settlement phase. Is this phase
common? Why can   t a contractholder continue to make withdrawals as they wish?

Page 46     Impact of Excess Withdrawals

17. Please highlight the contrast between the effect of a withdrawal of the benefit base and the
effect on the contract value, which is dollar-for-dollar (e.g.,    Unlike the
effect on contract value,
which is dollar-for-dollar   ).

Page 49     Important RetirePay Considerations

18. Regarding the second bullet point, please supplementally explain how this section operates
(e.g., effect of postponing withdrawals).

19. Please consider making the fifth bullet point regarding RetirePay more prominent (e.g., bold font). (possibility of benefit increase being offset by withdrawal).

Page 50     Important RetirePay Considerations

20.   In the penultimate bullet point, disclosure states,    For mathematical
examples illustrating
how RetirePay operates, see prospectus Appendix E.    However, it appears that
the mathematical
examples referred to are in Appendix F. Please revise.

Page 50 -- Withdrawals

21. Please add disclosure regarding involuntary redemptions and revocation rights. See Item
12(e) and (f) of Form N-4.

Page 65     Appendix A: Funds Available Under the Contract

22.    In the first sentence, disclosure states,    The following is a list of
Funds currently available
under the Contract, which is subject to change, as discussed in the prospectus for the Contract.
                                                    3



The sentence structure suggests that the Contract is subject to change. If this is not the case, please restructure the sentence.

                               Statement of Additional Information

Page 2     The Company

23. Please provide the date and form of the Registrant and the Registrant s classification pursuant to section 4 of the Investment Company Act of 1940 (i.e., a separate account and a unit investment trust). See Item 19(b) of Form N-4.

Exhibits

24.    Please file any missing exhibits, including the auditor   s consent.


                                        *   *    *        *   *   *

        We note that portions of the filing are incomplete. We may have additional comments on those portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

        A response to this letter should be in the form of a pre-effective amendments filed pursuant to Rule 472 under the Securities Act. The pre-effective amendments should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

         We remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Should you have any questions regarding this letter, please contact me at (202) 551-5166.

                                                          Sincerely,
                                                          /s/ Lisa N. Larkin
                                                          Lisa N. Larkin
                                                          Senior Counsel



cc:    Keith Carpenter, Senior Special Counsel
       Christian Sandoe, Assistant Director




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